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                            September 29, 2022

       Kate Kelly
       Deputy General Counsel and Corporate Secretary
       Meta Platforms, Inc.
       1601 Willow Road
       Menlo Park, California 94025

                                                        Re: Meta Platforms,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 3,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed July 28, 2022
                                                            File No. 001-35551

       Dear Ms. Kelly:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Business, page 7

   1. We note your disclosure that the Reality Labs segment increased its loss of operations by
                                                        54% from 2020 to 2021.
Given your expectations that the company will continue to make significant investments
in technologies to support your stated mission of building the metaverse, provide a
meaningful discussion of your current efforts to date. Quantify your investments in these
technologies, discuss your plans for monetization, and provide an anticipated timeline
for development.
 Kate Kelly
FirstName  LastNameKate  Kelly
Meta Platforms, Inc.
Comapany 29,
September  NameMeta
               2022 Platforms, Inc.
September
Page 2     29, 2022 Page 2
FirstName LastName
Form 10-Q for the Quarterly Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Family of Apps metrics, page 32

2. We note your disclosure and belief that the reduction in advertising demand in the second quarter was driven by reduced marketer spending as a result of a more challenging macroeconomic environment and as a result of limitations on your ad targeting and measurement tools. You also disclose that other factors relating to the COVID-19 pandemic and competitive products and services have impacted your advertising revenue.
         Please provide a more robust discussion of the current and anticipated limitations on your ability to deliver and measure targeted advertisements to users. Describe your efforts to counteract these limitations. In this regard, please also expand your discussion of the methodological changes regarding the number and structure of ads you show and of your evolving ads business, as referenced on page 40. To the extent possible, quantify the impact each of the trends has had, or is expected to have, on your advertising revenue.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua
Shainess, Legal Branch Chief, at at (202) 551-7951 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Michael Kaplan, Esq.